Correspondence

March 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Tia L. Jenkins

Re:	Silver Bull Resources, Inc. Form 10-K for the Fiscal Year ended October 31, 2013 Filed January 13, 2014 File No. 001-33125

Dear Ms. Jenkins:

Silver Bull Resources, Inc. is in receipt of the comment letter dated February 28, 2014 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in respect of the Company’s Form 10-K for the Fiscal Year Ended October 31, 2013. In that letter, the staff requests that the Company respond within ten business days.  The Company hereby requests an extension of such deadline and confirms that it will respond to the comment letter no later than March 21, 2014.

If you wish to discuss, please contact the undersigned at (604) 336-8093.

Sincerely, /s/ Sean Fallis Sean Fallis Chief Financial Officer

cc:	Julie Marlowe, SEC Craig Arakawa, SEC Brian Boonstra, Davis Graham & Stubbs LLP

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Office: 604.687.5800   |    Fax:  604.563.6004   |   Web: www:silverbullresources.com